Fashionista Distributor Holdings Inc.

2F., No. 24, Sec. 1, Chongqing N. Rd., Datong Dist.

Taipei City, Taiwan (R.O.C.) 103

VIA EDGAR

October 18, 2024

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attn:	Aamira Chaudhry
Doug Jones
Alyssa Wall
Donald Field

Re:	Fashionista Distributor Holdings Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed June 13, 2024 File No. 333-277616

Ladies and Gentleman:

Fashionista Distributor Holdings Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), on June 24, 2024, regarding the Registration Statement on Form S-1 filed with the Commission on June 13, 2024 (the “Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comments in bold and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter have the meanings as defined in the Registration Statement. This letter will be filed concurrently with the filing of Amendment No. 3 to the Registration Statement (“Amendment No. 3”).

Amendment No. 2 to Registration Statement on Form S-1

Risk Factors

We depend on a few major customers..., page 7

1.

We note your revised disclosure in response to prior comment 1 in which you state that as of the date of the prospectus the revenues associated with the mentioned six new agreements have been recognized. It appears from the narrative description of these agreements that the work associated with them has yet to be performed. Please clarify the status of the work to be performed for these agreements. If the work is not complete for one or more of these agreements, explain to us your basis for recognizing the associated revenue.

Response: In response to the Staff’s comment, the Company has amended its disclosure on page 7 of Amendment No. 3.

We thank the Staff very much for its review of the foregoing. If you have questions or further comments, please feel free to contact our counsel, Wei Wang, Esq., at Ellenoff Grossman & Schole LLP by telephone at (212) 370-1300.

Sincerely,

/s/ Yushun Ting
Yushun Ting, President and Chief Executive Officer

cc:	Wei Wang
Ellenoff Grossman & Schole LLP